

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2012

<u>Via E-mail</u>
Mr. Michael Murphy
Acting Chief Financial Officer
Diamond Foods, Inc.
600 Montgomery Street, 13th Floor
San Francisco, CA 94111

> **Re: Diamond Foods, Inc.**
> **Amendment No. 1 to Form 10-K**
> **Filed November 28, 2011**
> **File No. 0-51439**

Dear Mr. Murphy:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. This comment is intended to supplement our letter dated February 15, 2012 regarding your annual report on Form 10-K filed on September 15, 2011.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Amendment No. 1 to Form 10-K for Fiscal Year Ended July 31, 2011</u>

<u>Exhibits and Financial Statement Schedules, page 22</u>

1.   We note that you have incorporated your credit agreement, dated as of February 25, 2010, by reference to your amended current report on Form 8-K/A that you filed on March 1, 2010. However, we also note that the version of the credit agreement that you filed as an exhibit to such current report omits certain exhibits and all schedules to such agreement. Please re-file such agreement to include all exhibits and schedules.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Laura Nicholson at (202) 551-3584, Anne Nguyen Parker at (202) 551-3611, or me at (202) 551-3311 with any questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief